EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-284506) and Form S-8 (No. 333-218274, No. 333-221219, No. 333-227840, and No. 333-239555) of Bank of Marin Bancorp (the “Company”) of our report dated March 13, 2026, relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to a material weakness and includes an explanatory paragraph related to a restatement), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2025.

/s/ Baker Tilly US, LLP

Portland, Oregon
March 13, 2026